UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

First Half 2024 Results

On January 10, 2025, Raytech Holding Limited a British Virgin Islands company (the “Company”) is furnishing this Form 6-K to provide six-month unaudited interim condensed consolidated financial statements and is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-283700, filed on December 10, 2024), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

On January 10, 2024, the Company issued a press release announcing its financial results for the six months ended June 30, 2024. A copy of the press release is attached hereto as Exhibit 99.3.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024 and for the Six Months Ended September 30, 2024 and 2023.
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended September 30, 2024 and 2023.
99.3	Press Release dated January 10, 2025.
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: January 10, 2025	By:	/s/ Ching Tim Hoi
Ching Tim Hoi Chief Executive Officer

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